U.S. CONCRETE, INC.
2925 Briarpark, Suite 1050
Houston, TX 77042
August 9, 2010
Via Edgar and Facsimile (703-813-6968)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Jenn Do, Division of Corporation Finance

RE:	U.S. Concrete, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 16, 2010 Form 10-Q for the period ended March 31, 2010 File No. 1-34530 / 0-26025
Ladies and Gentleman:
     U.S. Concrete, Inc. (the “Company” or “U.S. Concrete”) hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 26, 2010. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments.
Form 10-K for the year ended December 31, 2009
General
1. Where a comment below requests revision in future filings, please address beginning with the June 30, 2010 Form 10-Q.

Response:	In response to Comment 1, the Company confirms that, where a comment below requests revision in future filings, such comment has been addressed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “June 30, 2010 Form 10-Q”), where applicable.
2. On the face of the December 31, 2009 Form 10-K and March 31, 2010 Form 10-Q, the Commission file number is 000-26025. However, in Edgar, the file number is 001-34530. Please advise or revise future filings accordingly.

Response:	In response to Comment 2, the Company confirms that future filings will reflect Commission file number 001-34530.

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis, page 30
Critical Accounting Policies, page 39
3. You disclose on page 41 that the Atlantic Precast Region and South Central reporting units are the only reporting units left with goodwill. In future filings, in addition to the description of your fair value testing and the underlying assumptions, please disclose: i) the percentage by which the fair value of each reporting unit exceeds the carrying value as of the most recent step-one test, ii) a discussion of the uncertainty associated with the key assumptions; for example, to the extent that you have included assumptions in your discounted cash flow and multiples of sales and EBITDA models that materially deviates from your historical results, please include a discussion of these assumptions, and iii) a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:	In response to Comment 3, we will provide additional disclosure in future filings that cover the period in which we perform a goodwill test.
4. You do not disclose in the March 31, 2010 Form 10-Q whether you performed an interim goodwill impairment test during that quarter. If so, please address all of the points included in the preceding comment in your response letter. If not, please explain why such test was not warranted, as we note during the quarter, among other things, the filing for bankruptcy was imminent and your stock price declined 58%. Refer to ASC Topic 350-20-35-30 for guidance.

Response:	Our annual goodwill impairment testing date is November 30. In performing step one of our annual goodwill impairment test, we use our market capitalization as a reference point in assessing the overall reasonableness of the estimated fair value of our reporting units in the aggregate.

In assessing whether goodwill should be tested on an interim basis at each of our reporting units, we consider numerous factors including, but not limited to, the recent operating performance of our reporting units, the future prospects for our reporting units, the condition of the construction industry as a whole and its impact on our operating units, the market performance of our common stock and the stock of our peer companies within our industry and any meaningful changes in the competitive landscape where our reporting units operate. We do not consider any single data point, standing alone, when assessing whether goodwill should be tested on an interim basis.

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

While we filed for bankruptcy on April 29, 2010 and our stock price declined during that quarter, there had not been a significant change in the fundamental operations of our reporting units since the last testing date on November 30, 2009. The cash flow projections of our reporting units had not deteriorated, activity in the construction industry was not materially different than expectations, the competitive landscape had not changed and the stock of our peer companies was generally at levels similar to the previous testing date. At March 31, 2010, goodwill balances existed solely in our Atlantic Precast Region and South Central reporting units. Additionally, goodwill in these two reporting units had been tested for impairment twice within a seven month period, as of March 31, 2010, with no resulting write-down. The two goodwill impairment testing dates were August 31, 2009 and November 30, 2009.

After consideration of numerous factors, including those discussed above, we concluded there were no events, as referred to in ASC Topic 350-20-35-30, that occurred since December 31, 2009 that would indicate an impairment of goodwill; therefore, we did not perform a goodwill impairment test during the quarter ended March 31, 2010.
5. On page 43, you disclose an impairment of $8.8 million related to the property, plant and equipment in your Michigan market. In future filings please disclose in MD&A the carrying value of the assets associated with your subsidiaries, facilities, etc. under consideration for potential impairment, so readers can understand the assets at risk.

Response:	In response to Comment 5, we will provide additional disclosure in future filings in the period where we have tested for potential impairment as required under ASC Topic 360-10-35-21.
16. Commitments and Contingencies, page 75
6. You disclose on page 14 that there currently are, and you expect that in the future there will be, additional claims related to your products meeting building code or other regulatory requirements and contractual specifications asserted against you. Please revise future filings herein to provide the information required by ASC Topic 460-10-50-8.

Response:	The Company acknowledges the requirements of ASC Topic 460-10-50-8 relating to product warranties and other guarantee contracts but believes that the product specifications set forth in its purchase orders and other customer contracts do not constitute product warranties or guarantees within the purview of this ASC Topic. While we currently are not aware of any material claims of this nature, in future filings we will provide disclosure of any claims relating to our failure to meet contractual specifications for which

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

disclosure is required by applicable accounting standards relating to loss contingencies.
Form 10-Q for the period ended March 31, 2010
6. Debt, page 10
7. The DIP Credit Agreement requires you to maintain certain financial covenants, including maintenance of à minimum cumulative EBITDAR tested on à monthly basis beginning May 31, 2010, and that the cumulative EBITDAR threshold as of May 31, 2010 and June 30, 2010 is approximately $0.2 million and $2.0 million, respectively. In future filings, please provide a comparison of your financial covenants, presenting the required minimum/maximum ratios or amounts for each covenant and the actual ratios or amounts achieved as of the most recent balance sheet date and as required under the DIP Credit Agreement and all other credit agreements. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance. Also, disclose any known future changes to each covenant, and state whether you expect to be in compliance when such changes come into effect. Please also provide this information related to the Superior Credit Agreement discussed on page 14. Please provide us with an example of expected disclosure in your June 30, 2010, Form 10-Q.

Response:	In response to Comment 7, additional disclosure has been provided in the Company’s June 30, 2010 Form 10-Q as described below.

The following disclosure has been included on pages 15 and 33 under the heading “DIP Credit Agreement.” The disclosure responsive to Comment 7 appears in bold font:

“The DIP Credit Agreement requires us to maintain certain financial covenants. These covenants include the maintenance of a minimum cumulative EBITDAR calculated as consolidated net income (including Superior solely to the extent of dividends and distributions paid in cash ) plus income and franchise taxes, plus interest expense, depreciation, amortization, plus non-cash non-recurring charges, expenses and losses, plus any non-cash compensation deduction as the result of any grant of stock or other equity to employees, officers, directors or consultants and incentive compensation charges, plus reorganization and restructuring costs, charges and expenses (in an aggregate amount during the term of the DIP Credit Agreement not to exceed (i) $7.5 million in the aggregate as of June 30, 2010, (ii) $18.5 million in the aggregate as of September 30, 2010, (iii) $24.0 million in the aggregate as of December 31, 2010 and (iv) $26.0 million in the aggregate throughout the term of the DIP Credit Agreement) minus the sum of any credit for any federal, state and local income and

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

franchise tax, gains from extraordinary items for such period and any other non-cash gains or other items which have been added in determining consolidated net income (“EBITDAR”), tested on a monthly basis beginning May 31, 2010 with the test period commencing May 1, 2010. The cumulative EBITDAR thresholds as of May 31, 2010 and June 30, 2010 were approximately $0.2 million and $2.0 million respectively. Our actual EBITDAR for these two months exceeded these thresholds and were approximately $2.7 million and $3.3 million, respectively. We also must not exceed established cumulative capital expenditure thresholds tested on a quarterly basis, excluding Superior. For the period from May 1, 2010 to June 30, 2010 our cumulative capital expenditures were required to be less than approximately $1.5 million. Our actual cumulative capital expenditures of approximately $0.5 million were less than this maximum. We must maintain minimum availability under the Revolving Credit Facility of $3.0 million at all times. As of June 30, 2010, we were in compliance with each of these covenants.”

Additionally, the following disclosure has been included on pages 17 and 36 under the heading “Superior Credit Facility and Subordinated Debt.” The disclosure responsive to Comment 7 appears in bold font:

“Superior and each of Superior’s existing and future subsidiaries, if any, have guaranteed the repayment of all amounts owing under the Superior Credit Agreement. The Superior Credit Agreement contains covenants substantially the same as in the previous credit agreement, restricting, among other things, Superior’s and its subsidiaries’ distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, mergers, asset sales other than in the ordinary course of business, indebtedness, liens, changes in business, changes to charter documents and affiliate transactions. It also generally limits Superior’s capital expenditures and will require them to maintain compliance with a minimum EBITDA level as of the end of each fiscal quarter. For the trailing 12 months ended June 30, 2010, Superior was required to meet a minimum EBITDA threshold of $(5.4) million and actual EBITDA was $(3.6) million. During the trailing 12 months ended June 30, 2010, Superior was in compliance with these covenants.”
Management’s Discussion and Analysis, page 24
8. Inventories increased 6%, while sales decreased 25% compared to the fourth quarter of 2009. Revise future filings to quantify the inventory turnover for the periods presented, explain material fluctuations therein, and discuss any known trends or uncertainties.

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

Response:	In response to Comment 8 and in accordance with Item 303(b) of Regulation S-K, additional disclosure regarding the seasonal nature of our business has been provided on page 37 of the Company’s June 30, 2010 Form 10-Q under the heading “Cement and Other Raw Materials.” We have included the disclosure below for ease of reference. The disclosure responsive to Comment 8 appears in bold font:

“We obtain most of the materials necessary to manufacture ready-mixed concrete and precast concrete products on a daily basis. These materials include cement, other cementitious materials (fly ash, blast furnace slag) and aggregates (stone, gravel and sand), in addition to certain chemical admixtures. With the exception of chemical admixtures, each plant typically maintains an inventory level of these materials sufficient to satisfy its operating needs for a few days. Our inventory levels do not decline significantly or comparatively with declines in revenue during seasonally low periods. We generally maintain inventory at specified levels to maximize purchasing efficiencies and to be able to respond quickly to customer demand.”
Liquidity and Capital Resources, page 28
9. In future filings, please explain why you expect to have sufficient resources and borrowing capacity to meet your commitments throughout the projected term of your Chapter 11 cases. Disclose the projected term of your Chapter 11 cases, discuss the amount of availability on your DIP Credit Agreement and other sources of funding, discuss and quantify, where practical, your obligations and expected funding needs for operations, and discuss the consequences if you are unable to achieve your budgeted operating results.

Response:	In response to Comment 9, additional disclosure has been provided on page 34 of the Company’s June 30, 2010 Form 10-Q under the heading “DIP Credit Agreement.” We have included the disclosure below for ease of reference. The disclosure responsive to Comment 9 appears in bold font:

“As discussed above, we entered into the DIP Credit Agreement on May 3, 2010 that provides for aggregate borrowings of up to $80.0 million, under facilities consisting of: (i) a $45.0 million term loan facility, the entire amount which was drawn on May 3, 2010, and (ii) a $35.0 million asset based revolving credit facility. As of June 30, 2010, we had $45.0 million outstanding under the term loan facility and approximately $4.0 million of borrowings under the revolving credit facility. The availability under the revolving credit facility was approximately $11.3 million at June 30, 2010 and was $13.0 million as of July 30, 2010. We currently anticipate that we will emerge from Chapter 11 within thirty days from the date of

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

our filing of this quarterly report, contingent upon obtaining our exit financing and satisfying the remaining conditions to effectiveness contemplated under the Plan. However, there can be no assurance that emergence will occur within this time frame. Our primary cash needs will include funding seasonal working capital requirements, paying interest on borrowings under the DIP Credit Agreement, purchasing property and equipment and supporting restructuring activities. The projection of our cash needs is based upon many factors, including our forecasted volume, pricing, cost of materials, capital expenditures and restructuring costs. Based on our projected cash needs, we believe that the DIP Credit Agreement will provide us with sufficient liquidity in the ordinary course as we seek emergence from Chapter 11. If we are unable to emerge from Chapter 11 in the anticipated time frame, we believe that the availability under the DIP Credit Agreement will be sufficient to fund our liquidity needs in the ordinary course through its term. The DIP Credit Agreement is scheduled to mature on May 3, 2011, which may be extended to July 3, 2011, if certain conditions are satisfied or waived. If, however, the DIP Credit Agreement is not adequate to fund our operations due to a delay in our emergence from Chapter 11 or our operating results and projected needs proved incorrect, we would need to obtain an amendment to the DIP Credit Agreement or seek other debt financing to provide additional liquidity.”
Item 4. Controls and Procedures, page 35
10. Revise the first sentence in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13à-15(å).

     Response: In response to Comment 10, we have revised our disclosure on page 42 of the Company’s June 30, 2010 Form 10-Q under Item 4 — Controls and Procedures. We have included the revised disclosure below for ease of reference:

“As of June 30, 2010, our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which are designed to provide reasonable assurance that we are able to record, process, summarize and report the information required to be disclosed in our annual and quarterly reports

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

under the Exchange Act within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based on the evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and made known to our principal executive officer and principal financial officer, on a timely basis to ensure that it is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. During the three months ended June 30, 2010, there were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”
11. If you conclude that your disclosures controls and procedures were effective to provide reasonable assurance, then you must also state that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:	In response to Comment 11, we have revised our disclosure on page 42 of the Company’s June 30, 2010 Form 10-Q under Item 4 — Controls and Procedures. We have included the revised disclosure in our response to Comment 10.
Part II — Other Information, page 36
12. You state on page 38 that as of March 31, 2010, you recorded a full valuation allowance to offset the net U.S. deferred tax assets, including your net operating loss carryforwards. It is not clear why this information was not included more prominently in your filing, and/or in the tax footnote on pages 14-15. In future filings, please disclose the gross U.S. deferred tax assets and the amount of the total valuation allowance recorded thereon for each period presented. Also, to the extent you are relying on the reversal of deferred tax liabilities to realize a portion of your deferred tax assets, provide disclosure to discuss whether the deferred tax liabilities will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the $8.4 million in deferred tax assets as of March 31, 2010.

Response:	In response to Comment 12, additional disclosure has been provided on several pages of the Company’s June 30, 2010 Form 10-Q in accordance with ASC Topic 740-270-50. This disclosure has been included on page 17 under Note 6 — Income Taxes, page 41 under “Results of Operations —

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

Income taxes” and on page 45 under “Risk Factors — We may not be able to fully utilize our U.S. net operating loss carryforwards.” We have included the disclosure responsive to Comment 12 below for ease of reference:

“As of June 30, 2010, we have U.S. federal net operating loss carryforwards of approximately $95.9 million. In assessing the value of deferred tax assets at June 30, 2010, we considered whether it was more likely than not that some or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these considerations, we relied upon the reversal of certain deferred tax liabilities to realize a portion of our deferred tax assets and established a valuation allowance as of June 30, 2010 for other deferred tax assets because of uncertainty regarding their ultimate realization. Our total net deferred tax liability at June 30, 2010 was $1.9 million.”
* * *
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jenn Do
Securities and Exchange Commission
August 9, 2010

Please contact the undersigned with any questions concerning this letter at (713) 499-6216. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very Truly Yours, U.S. Concrete, Inc.
By:	/s/ Curt Lindeman
Curt Lindeman
Vice President and General Counsel